AMERICAN INDEPENDENCE FUNDS TRUST II

230 Park Avenue, Suite 534

New York, NY 10169

(212) 488-1331

December 19, 2013	VIA ELECTRONIC DELIVERY

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

RE:	The American Independence Funds Trust II (the “Registrant” or “Trust”)
Form N-1A Filing
SEC File Numbers: 811-22878; 333-190593

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Mr. Grzeskiewicz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Independence Funds Trust II hereby requests acceleration of the effective date of its Registration Statement on Form N-1A, as amended (the “Registration Statement”), so that it may become effective on December 19, 2013, or as soon as practicable thereafter.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Matrix Capital Group, Inc., the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 02 (filed December 18, 2013; Accession No. 0001581466-13-000015) be accelerated to December 19, 2013.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust II

Enclosure

Matrix Capital Group, Inc.

242 E 72 Street

New York, NY  10021

December 19, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

RE:	The American Independence Funds Trust II (the “Registrant” or “Trust”)
SEC File Numbers: 811-22878; 333-190593

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Grzeskiewicz:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Pre-Effective Amendment No. 02 to the Trust’s Registration Statement, filed on Form N-1A on Wednesday, December 18, 2013 (Accession No. 0001581466-13-000015) on behalf of the American Independence MAR Tactical Conservative Fund, American Independence MAR Tactical Moderate Growth Fund, American Independence MAR Tactical Growth Fund, American Independence MAR Tactical Aggressive Growth Fund and American Independence Laffer Dividend Growth Fund, be accelerated to December 19, or as soon thereafter as is practicable.

Very truly yours,

Matrix Capital Group, Inc.

/s/Christopher F. Anci
Christopher F. Anci
President